701 N. Lilac Drive
P.O. Box 1452
Minneapolis, MN
55440-1452

T: Direct: 763.540.1204
F: Direct: 763.513.1811

BY EDGAR
July 14, 2014

Mr. Terence O’Brien, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tennant Company
Form 10-K
Filed February 28, 2014
File No. 1-16191

Dear Mr. O’Brien:
Tennant Company, a Minnesota corporation (the “Company”), hereby responds to the Staff’s comment letter dated June 16, 2014. This letter contains the responses to the Staff’s comments. The comments in the comment letter have been reproduced here in italics and the Company’s responses are detailed under those comments.

Form 10-K for the year ended December 31, 2013

Management’s Discussion and Analysis, page 10

Consolidated Financial Results, page 11

1.
You state herein and in the Overview on page 10 that the net increase of 1.8% of sales was attributable, in part, to “high demand for newly introduced products,” and we note a similar explanation for the organic sales increase of 10.5% for the first quarter of 2014 compared to the year-ago period from page 16 in the March 31, 2014 Form 10-Q. It does not appear you have quantified the impact of new products on net sales and/or operating profit. Given the level of granularity provided in your earnings calls regarding innovative products and technologies, please revise future filing, beginning with your June 30, 2014 Form 10-Q, to quantify the impact of new product introductions on your results of operations. In this regard, for example, we note the opening remarks from your CEO in the fourth quarter of 2013 earnings call transcript, including that: i) “innovative products and technologies are a significant driver of Tennant’s revenues”; ii) in 2013, you launched 20 new products, you plan to launch 16 more in 2014 and you are “on track to roll out more than 63 additional new industrial and commercial products by 2016”; and iii) sales of new products unveiled in late 2012 and 2013 rose steadily from 2% of total equipment sales in the first quarter of 2013 to 8% in the fourth quarter of 2013. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Response: We commit to provide more information, such as the number of new products launched and the respective percent of equipment sales coming from these new products, in future filings when new products are a material driver of sales growth.

Operating Expenses, page 12

2.
We note the impact that the restructuring actions taken in 2013 had on operating profit, operating profit margin and S&A expense. Given that the charge in the first quarter was 29% of net earnings for the three months ended March 31, 2013, the charge in the fourth quarter was 15% of net earnings for the three months ended December 31, 2013, and that the aggregate $3.0 million was material to 2013 net earnings, please tell us and revise future filings to provide the following disclosures:

•	The facts and circumstances and/or reason(s) for each charge;

•	The operating segments and product lines affected for each charge;

•	Whether you expect to recognize further costs/charges related to these actions in 2014 and beyond;

•	The estimated savings you expect to realize from such actions, and when; and

•	Whether any of the businesses impacted by the restructurings carry significant goodwill balances.
Refer to Sections 501.02 and 501.12.b.4 of the FRC.

Response: We will provide the additional detail required to describe our restructuring actions as applicable in future filings.

With regard to the restructuring actions taken in 2013, we will provide the following additional disclosures in our future filings, as appropriate, including our Form 10-Q for the quarter ended June 30, 2014:

Q4 2013 Action – During the fourth quarter of 2013, we implemented a restructuring action to right size the cost structure in our European operations, primarily as a result of the strategic decision to adjust our Direct versus Distribution selling efforts, to enhance our go-to-market approach which is anticipated to improve profitability and increase customer satisfaction. The pre-tax charge of $1.6 million recognized in the fourth quarter consisted primarily of severance and was included within Selling and Administrative Expense in the Condensed Consolidated Statements of Earnings. We do not expect additional costs will be incurred related to this restructuring action and the anticipated savings will offset the pre-tax charge in approximately 1.5 years. The charge impacted our Europe, Middle East, Africa (EMEA) operating segment, which has no goodwill balance.

Q1 2013 Action – During the first quarter of 2013, we implemented a restructuring action to right size the cost structure of our European operations, primarily focused on reducing the size of our sales and service organization, in response to the challenging economic situation. The pre-tax charge of $1.4 million recognized in the first quarter consisted primarily of severance and was included within Selling and Administrative Expense in the Condensed Consolidated Statements of Earnings. We do not expect additional costs will be incurred related to this restructuring action and the anticipated savings will offset the pre-tax charge in approximately one year. The charge impacted our Europe, Middle East, Africa (EMEA) operating segment, which has no goodwill balance.

9. Other Current Liabilities, page 32

3.
Given your disclosure on page 25 that warranty terms range from one to four years, please tell us why the balance of the warranty reserve is consistently less than the amount of annual claims paid. Also please revise future filings to include in your rollforward the aggregate changes in the liability for accruals related to preexisting warranties, including adjustments related to changes in estimates pursuant to ASC 460-10-50-8c.4.

Response: The length of warranty terms on our equipment varies across our operating segments based on the customary warranty terms of like products in that operating segment’s market. Although machine warranty terms range from one to four years, the majority of claims are paid within the first six to nine months after the sale across all markets. The majority of the warranty reserve balance represents amounts expected to be paid out in the near term for such issues, with smaller amounts reserved to be paid out for older equipment warranty issues. To enhance the reader’s understanding of our warranty reserve, we commit to disclose that “the majority of our claims are paid out within the first six to nine months following a sale” in our footnotes in future filings. Our warranty liability is based on the trend in the historical ratio of claims to sales, the historical length of time between the sale and resulting warranty claim, new product introductions and other factors. In the event that we have a material change to a pre-existing warranty reserve, we will disclose that as a separate line item within the tabular disclosure of our warranty reserve.

Form 10-Q for the period ended March 31, 2014

Management’s Discussion and Analysis, page 15

Historical Results, page 16

4.
We note the CFO’s prepared remarks from the earnings call transcript for the first quarter of 2014 that you have announced selling price increases in most of your geographies with an effective date of March 1st. Please explain to us how your disclosure herein clearly addresses the impact of such announcement. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Response: We have consistently disclosed the impact from selling price increases in the tabular components of the change in consolidated Net Sales. In the first quarter of 2014, the impact was 0.5%. In future filings we will include disclosures regarding the timing of selling price increases that occurred during the reporting period and the rationale and expected overall impact from such selling price actions.

5.
You state on page 17 that gross margin decreased 130 basis points in the first quarter primarily due to “the mix of products sold, and also the selling channel mix, with strong sales through distribution and sales to strategic accounts.” We note that gross margin has sequentially decreased over the four quarters ending March 31, 2014. Given the foregoing and the significant interest from your analysts, please revise future filings to expand your discussion on gross margin to provide enhanced qualitative and quantitative commentary on the factors that are driving the changes in this measure. For example, regarding “the mix of products sold,” discussion relating to specific raw materials and specific product lines may be necessary in order to adequately describe material trends and uncertainties and to clarify the sensitivity of your operating results to changes in these markets. We also note from the earnings call transcripts your explanation that both distribution and strategic accounts tend to have modestly lower gross margins. Refer to Instruction 4 of Item 303(a) of Regulation S-K.

Response: Our gross margins have fluctuated from quarter to quarter; however, they have been fairly consistent within our targeted gross margin range of 42 percent to 44 percent. In future filings, we will expand our disclosures to include more qualitative and quantitative comments about the significant factors driving the changes in our gross margins.

*    *    *    *    *

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter responds adequately to the Staff’s concerns. If you have any further comments or concerns, please contact me at (763) 540-1204. Thank you for your time and consideration.

Very truly yours,

/s/ Thomas Paulson
Thomas Paulson
Senior Vice President and Chief Financial Officer

cc:
H. Chris Killingstad – President and Chief Executive Officer
Heidi M. Wilson – Senior Vice President, General Counsel and Secretary
David Mathieson – Audit Committee Chair, Tennant Board of Directors